FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

9 May 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  Traffic and Capacity Statistics - April 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 9 May 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics - April 2005

TRAFFIC AND CAPACITY STATISTICS - April 2005

Summary of the headline figures

In April 2005, passenger capacity, measured in Available Seat Kilometres, was 1.0 per cent above April 2004 and traffic, measured in Revenue Passenger Kilometres, was higher by 0.1 per cent. This resulted in a passenger load factor down 0.8 points versus last year, to 74.7 per cent. The increase in traffic comprised a 13.3 per cent increase in premium traffic and a 2.0 per cent decrease in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 0.2 per cent. Overall load factor fell 0.7 points to 68.7 per cent.

Market conditions

Market conditions remain broadly unchanged.

Strategic Developments

British Airways announced plans to increase flights to India following a new air services agreement between the UK and Indian governments. From October 2005 it will operate a double daily service from London Heathrow to Mumbai, a new five a week to Bangalore and six a week to Chennai. From March 2006, it plans to operate a double daily service to Delhi, and daily services to Bangalore and Chennai from London Heathrow.

At the same time British Airways confirmed it will launch services to Shanghai from London Heathrow on June 1, 2005, with five services a week to Shanghai Pudong airport operated by Boeing 777 aircraft.

Another new route from London Gatwick was announced with twice weekly flights to Hassi Messaoud in Algeria from June.

Prime Minister Tony Blair signed a British Airways Boeing 747 in support of London's bid to host the 2012 Olympic and Paralympic Games. British Airways, a premier partner of the London 2012 bid, hopes to collect in excess of 100,000 signatures on the aircraft that will carry the bid team to Singapore for the decision vote by the International Olympic Committee.

In a speech to the Royal Aeronautical Society, British Airways' chairman Martin Broughton said the resumption of negotiations between the EU and the USA on a new transatlantic air treaty could lead to fundamental reform of the aviation industry if it delivers a truly barrier free transatlantic market.

British Airways offered large savings on business class returns to 36 long haul destinations and 36 European cities and resorts for the summer holidays.

British Airways terminated its franchise agreement with Air Kenya Aviation Ltd, which traded as Regional Air. The decision followed the Kenyan based airline's suspension of flights operated as part of the franchise agreement.

British Airways is to appeal against an employment tribunal ruling after losing an indirect sex discrimination claim from a female pilot. The first officer had requested a reduction in flying hours to a 50 per cent contract but the airline said it could only offer her a 75 per cent contract instead. The airline argued at the tribunal and will argue again at the appeal hearing that all pilots, male and female, must have at least 2,000 flying hours' experience before being permitted to work less than 75 per cent of a full time contract. This policy is based on safety grounds and is not a gender issue.

May 5, 2005

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

Month of April

BRITISH AIRWAYS GROUP			Change
SCHEDULED SERVICES	2005	2004	(%)
Passengers carried (000)
UK/Europe	1923	2025	-5.1
Americas	622	628	-0.9
Asia Pacific	140	130	+7.5
Africa and Middle East	239	244	-2.4
Total	2924	3028	-3.4

Revenue passenger km (m)
UK/Europe	1753	1788	-2.0
Americas	4158	4190	-0.8
Asia Pacific	1443	1351	+6.8
Africa and Middle East	1599	1617	-1.1
Total	8952	8946	+0.1

Available seat km (m)
UK/Europe	2684	2568	+4.5
Americas	5253	5222	+0.6
Asia Pacific	1929	1842	+4.7
Africa and Middle East	2112	2221	-4.9
Total	11979	11855	+1.0

Passenger load factor (%)
UK/Europe	65.3	69.6	-4.3
Americas	79.1	80.2	-1.1
Asia Pacific	74.8	73.3	+1.5
Africa and Middle East	75.7	72.8	+2.9
Total	74.7	75.5	-0.8

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	398	399	-0.2
Total RTK	1287	1286	+0.1
Available tonne km (m)	1873	1853	+1.1

Overall load factor (%)	68.7	69.4	-0.7	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602